UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
UNDER the Securities Exchange Act of 1934

For the month of August 2021
Commission File No.: 001-40359

Uranium Royalty Corp.
(Translation of registrant’s name into English)

Suite 1830, 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

EXHIBITS 99.1, 99.2, AND 99.3 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-256822), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit	Description
99.1	Equity Distribution Agreement dated August 18, 2021
99.2	Consent of Sangra Moller LLP
99.3	Consent of Cassels Brock & Blackwell LLP
99.4	News Release dated August 18, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uranium Royalty Corp.

Date: August 18, 2021	By:	/s/ Josephine Man
	Name:	Josephine Man
	Title:	Chief Financial Officer